UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1 and 99.2 included in this Form 6-K are incorporated by reference into the registrant’s registration statement on Form F-3ASR (File No. 333-232256) and the registrant’s registration statement on Form F-3 (File No. 333-255051-01).

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Inter Pipeline Ltd. audited consolidated financial statements and accompanying footnotes for the year ended December 31, 2020 (incorporated by reference to pages B-2 to B-45 of the Registrant’s Final Prospectus filed pursuant to Rule 424(b)(3), dated August 19, 2021)
99.2	Consent of Ernst & Young LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
by its general partner, BROOKFIELD
INFRASTRUCTURE PARTNERS LIMITED

Date: November 10, 2021	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary